Tractor Supply Company
Conflict Minerals Report
For the reporting period from January 1, 2014 to December 31, 2014

Introduction

This Conflict Minerals Report (“CMR”) of Tractor Supply Company (“we,” “our,” and the “Company”) has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”) for the reporting period January 1, 2014 to December 31, 2014. The purpose of this CMR is to describe the measures the Company has taken to exercise due diligence on the source and chain of custody of any gold, tantalum, tin and tungsten (the “3TG Minerals”) related to certain products that the Company contracts to be manufactured.

Product Description

This CMR relates to products for which 3TG Minerals are necessary to the functionality or production of that product that were manufactured, or contracted to be manufactured, by the Company during calendar year 2014. These products are referred to in the CMR collectively as the “Covered Products”.

The Company does not manufacture any of the products that it sells. We do have influence over the materials, parts, ingredients or components of certain of our exclusive brand products. Our due diligence included vendors of exclusively branded products, where we have influence over the manufacturing, which are primarily import vendors.

The major product categories listed below are the same five categories that we use for purposes of our periodic reports filed with the Securities and Exchange Commission that cover all of the products that we sell. While only a portion of the products that we sell are exclusive brand products, they are spread across all of our major product categories. Our major product categories are:

•	Equine, livestock, pet and small animal products, including items necessary for their health, care, growth and containment;

•	Hardware, truck, towing and tool products;

•	Seasonal products, including heating, lawn and garden items, power equipment, gifts and toys;

•	Work/recreational clothing and footwear; and

•	Maintenance products for agricultural and rural use.

Due Diligence Framework Used

The recognized due diligence framework that we used for our due diligence process was the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (the “OECD Due Diligence Guidance”). The OECD Due Diligence Guidance identifies five due diligence steps:

Step 1: Establish Strong Company Management Systems
Step 2: Identify and Assess Risk in the Supply Chain
Step 3: Design and Implement a Strategy to Respond to Identified Risks
Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
Step 5: Report on Supply Chain Due Diligence

Our due diligence program execution for 2014 according to the OECD Due Diligence Guidance is discussed below.

Due Diligence Program Execution

In this section, we provide a non-exhaustive description of the due diligence measures we took for 2014 pursuant to our 3TG Minerals compliance program, our Conflict Minerals Policy, the Conflict Minerals Rule and the OECD Due Diligence Guidance.

Step 1: Establish Strong Company Management Systems

We have a Conflict Minerals Policy related to the sourcing of 3TG Minerals. The Conflict Minerals Policy, publicly available at http://www.tractorsupply.com/content_stewardship_conflict-minerals-policy.html.

The Company has an internal team of employees responsible for maintaining the compliance program in accounting, internal audit, legal, risk assessment, and investor relations. The leadership of the Company received periodic updates regarding our 3TG Minerals compliance program.

The internal team has been trained on the Conflict Minerals Rule and our 3TG Minerals compliance program. Other team members within the Company are also informed about the Conflict Minerals Rule and our Conflict Minerals Policy. We supplemented our internal compliance team with outside professionals. We engaged a third-party, Source Intelligence (the “Service Provider”), to collect and aggregate data from vendors to complement our own internal management processes.

We used the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (the “Conflict Minerals Reporting Template”) to obtain information from our vendors concerning the sources of the 3TG Minerals used by them, and other information concerning their compliance activities.

We communicated our sourcing expectations relating to 3TG Minerals to vendors through our Vendor Requirements Manual. We communicated to all our Covered Product vendors that the Company would no longer accept any products that contain 3TG Minerals from the DRC or an adjoining country unless the 3TG Minerals could be verified as coming from a conflict free refiner or smelter and that they should develop policies and procedures to prevent materials that are not DRC conflict free from entering our supply chain. Our existing Out Here Hotline is our mechanism for team members, vendors and other interested parties to be able to report concerns about unethical behavior including violations of our Conflict Minerals Policy. We have a confidential hotline phone number and secure website where violations can be reported.

The Service Provider, on our behalf, sent communications to our vendors of Covered Products concerning the requirements of the Conflict Minerals Rule and our 3TG Minerals compliance program, including instructions on how to complete the Conflict Minerals Reporting Template. Through the Service Provider, vendors also were offered access to a vendor education portal and email addresses and telephone numbers for questions and guidance for responding to our information requests.

Step 2: Identify and Assess Risk in the Supply Chain

We decided to send the Conflict Minerals Reporting Template to each of our Covered Product vendors. We identified these Covered Products through a process involving our internal product development team and input from our Service Provider based on its experience with other retailers and other industries.

The Service Provider sent reminders to each non-responsive vendor requesting that they register with the Service Provider’s system and complete our Conflict Minerals Reporting Template. If a vendor continued to be non-responsive, the Service Provider was required to notify us. Our personnel followed up with the non-responsive vendors requesting the vendor’s participation.

If a vendor who used 3TG Minerals in its manufacturing process did not identify the smelters or refiners of 3TG Minerals in its Conflict Minerals Reporting Template, the Service Provider attempted to obtain information about the suppliers of 3TG Minerals for the vendor’s products by making inquiries of the vendor’s identified suppliers. Follow-up inquiries were made by the Service Provider to vendors to address other incomplete responses or where vendors indicated sources of their 3TG Minerals that were unknown to the Service Provider.

If an entity identified as a smelter or refiner by a vendor was confirmed by the Service Provider to be a smelter or refiner, the Service Provider examined whether the smelter or refiner was certified as conflict free by the Conflict-Free Sourcing Initiative (the “CFSI”), the London Bullion Market Association (the “LBMA”) or the Responsible Jewelry Council (the “RJC”). If the identified smelter or refiner was not certified by one of these independent third-parties, the Service Provider attempted to directly contact the smelter or refiner to gain more information about its sourcing practices.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

Summaries of vendor responses were provided to the Company. Under our internal procedures, if a vendor response indicates that a product we contracted to manufacture contained 3TG Minerals from the DRC or an adjoining country that was not verified as coming from a conflict free smelter, the Company will be notified and the vendor contacted. The Company will take appropriate actions to transition the product to be “conflict free”. We will track any future violations of our policy by the vendor who supplied the identified product and stop doing business with the vendor if it is unwilling or unable to comply with our policy. Based on vendor responses for 2014, no notifications were required under these procedures.

Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with our due diligence, we used information made available by the CFSI, LBMA and RJC concerning their independent third-party audits of smelters and refiners.

Step 5: Report on Supply Chain Due Diligence

The Company publicly reports on due diligence for responsible supply chains from conflict-affected and high-risk areas in order to generate public confidence in the measures the Company is taking and pursuant to the Conflict Minerals Rule. In this regard, Form SD and its accompanying CMR are filed with the Securities and Exchange Commission annually and publicly available at TractorSupply.com.

Product Determination
After exercising the due diligence described above, the Company determined that it does not have sufficient information from its suppliers or other sources to reasonably conclude whether or not the 3TG Minerals in its Covered Products are from recycled or scrap sources or whether or not such 3TG Minerals directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country.

We do not do any direct business with any smelters or refiners of 3TG Minerals, so we have limited influence over them. As a “downstream” company (which means a company between the smelter or refiner and the consumer), we must rely on our vendors to provide accurate, reliable information about 3TG Minerals in our supply chain and rely on industry efforts to influence smelters and refiners. We also believe that, in most cases, we are several or more vendor tiers removed from the smelters and refiners of 3TG Minerals used in our products. In addition, most of the vendors for our Covered Products are private companies, which are not otherwise required to comply with the Conflict Minerals Rule.

We requested each of our upstream suppliers of Covered Products to complete the Conflict Minerals Due Diligence Template to identify the smelters and refiners it used with respect to its 3TG Minerals and associated countries of origin. Based on the information that was provided by our suppliers and otherwise obtained through the due diligence process, we believe that, to the extent reasonably determinable by the Company, the facilities that were used to process the 3TG Minerals contained in our Covered Products included the smelter and refiners listed below:

Subject Mineral	Smelter or Refiner Name	Country of Origin
Gold	Hangzhou Fuchunjiang Smelting Co., Ltd.	China
Gold	Jiangxi Copper Company Limited	China, United States and Japan
Tungsten	Jiangxi Minmetals Gao'an Non-ferrous Metals Co., Ltd.	China
Tungsten	Jiangxi Richsea New Materials Co., Ltd.*	China
Tin	Gejiu Zi-Li	Brazil and China
Tin	Jiangxi Nanshan	Bolivia and China
Tin	Yunnan Tin Company Limited	Canada, Hong Kong, Brazil, Peru, Australia, Germany, DRC - Congo (Kinshasa), Belgium, Ethiopia, China, Malaysia, Bolivia, Indonesia and Angola
*Smelters and refiners that the Company believes are no longer operational.

In connection with our due diligence, 7 unique smelters and refiners were identified by our vendors of Covered Products as being part of the vendors’ supply chains. Of those 7 unique smelters and refiners:

•	6 indicated as not sourcing 3TG Minerals from the DRC region; and

•	1 indicated as sourcing from the DRC or an adjoining country, but its facilities were certified as conflict free by the CFSI.

All of the smelter and refiner information was furnished to us by vendors based the specific products supplied to us. Only products that we contract to manufacture that contain 3TG Minerals that are necessary to the functionality or production of the products are subject to disclosure under the Conflict Minerals Rule. The certification status of the conflict free smelters and refiners is as of April 30, 2015 and is based solely on the status as made publicly available by the CFSI, LBMA or RJC.

Steps to Improve Due Diligence
The Company expects to take the following steps in 2015, among others, to improve its due diligence measures and to further mitigate the risk that the necessary 3TG Minerals contained in the Company’s exclusive brand products benefit armed groups in the Democratic Republic of the Congo or an adjoining country:

•	Continue to assess the presence of 3TG Minerals in the Company’s supply chain;

•	Clearly communicate expectations with regard to supplier performance, transparency and sourcing;

•	Maintain the high response rate in the RCOI process;

•	Continue to compare RCOI results to information collected via independent “conflict-free” smelter validation programs such as the EICC/GeSI Conflict Free Smelter Program; and

•	Include provisions relating to 3TG Minerals sourcing into the standard terms and conditions pertaining to our vendor contracts and purchase orders.

Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on our current assumptions and expectations. These statements are typically accompanied by the words “expect,” “may,” “could,” “believe,” “would,” “might,” “anticipates,” or words of similar importance. The principal forward-looking statements in this report include our expected refinements to our 3TG Minerals compliance program.

All such forward-looking statements are intended to enjoy the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended. Although we believe there is a reasonable basis for the forward-looking statements, our actual results could be materially different. The most important factors which could cause our actual results to differ from our forward-looking statements are (a) the implementation of satisfactory traceability and other compliance measures by our direct and indirect vendors on a timely basis or at all, (b) changes in the Conflict Minerals Rule and other political and regulatory developments relating to the sourcing of 3TG Minerals, whether in the DRC or its adjoining countries, the United States or elsewhere, and (c) those factors set forth in our description of risk factors in Item 1A to our Form 10-K for the fiscal year ended December 27, 2014, which should be read in conjunction with the forward-looking statements in this Conflict Minerals Report. Forward-looking statements speak only as of the date of this Conflict Minerals Report or, if earlier, as of the date they are made, and we do not undertake any obligation to update any forward-looking statement.